UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Name of Issuer)

Ordinary Shares, par value US$0.0002 per share
(Title of Class of Securities)

G8211A108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G8211A108

1	Names of Reporting Persons Xiaofeng Gao
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,870,000(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 3,870,000(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,870,000(1)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 32.3%(1) (2)
12	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value US$0.0002 per share (the “Ordinary Shares”) and as more fully described under the Exhibit 2.1 heading “Description of Share Capital” of the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 17, 2020.

(2)	Based on 12,000,000 ordinary shares issued and outstanding as of September 30, 2020 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 14, 2021.

Item 1.

(a)	Name of Issuer: Skillful Craftsman Education Technology Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

Item 2.

(a)	Name of Person Filing: Xiaofeng Gao

(b)	Address of Principal Business Office or, if None, Residence: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

(c)	Citizenship: People’s Republic of China

(d)	Title and Class of Securities: Ordinary Shares, par value US$0.0002 per share

(e)	CUSIP No.: G8211A108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,870,000 Ordinary Shares of the Issuer

(b)	Percent of Class: 32.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,870,000 Ordinary Shares of the Issuer

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 3,870,000 Ordinary Shares of the Issuer

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 3,870,000 Ordinary Shares of the Issuer, representing 32.3% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Person is based on 12,000,000 Ordinary Shares issued and outstanding as of September 30, 2020 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 14, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021	/s/ Xiaofeng Gao Xiaofeng Gao

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).